SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PDC Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69327R101
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,382,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,382,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,382,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 7, 2019, the Kimmeridge Funds submitted to the Issuer a notice of their intention to nominate three individuals—James F. Adelson, Benjamin Dell and Alice E. Gould (collectively, the "Nominees")—for election to the Board at the 2019 annual meeting of stockholders of the Issuer.

Additionally, the Reporting Person issued a press release (the "Press Release"), announcing, among other things, its nomination of the Nominees. This description of the Press Release is qualified in its entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit B and is incorporated by reference herein. The Reporting Person has also made available a public presentation to stockholders (the "Nomination Presentation"), stating, among other things, the Reporting Person's belief that the Board should be refreshed and that the Issuer should (i) develop a plan to return ROACE above the WACC at $50/bbl and $3/mcf, (ii) cut SG&A from approximately 20% of cashflow to industry leading levels, (iii) return cash to stockholders and implement a sustainable dividend, (iv) execute on the capital program without cost overruns and (v) evaluate strategic opportunities to build scale. The foregoing summary of the Nomination Presentation is qualified in its entirety by reference to the full text of the Nomination Presentation, which is attached hereto as Exhibit C and is incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 4 of 5 Pages

The Reporting Person entered into an agreement with each of the Nominees (except Benjamin Dell) (the "Nominee Agreement") whereby, among other things, each Nominee agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by the Kimmeridge Funds in respect of the 2019 annual meeting of stockholders of the Issuer. Each Nominee also agreed to consult with the Reporting Person regarding any purchase of securities of the Issuer and such Nominee agreed not to dispose of any such securities prior to the termination of the Nominee Agreement without the prior consent of the Reporting Person. This description of the Nominee Agreement is qualified in its entirety by reference to the full text of the Nominee Agreement, the form of which is attached hereto as Exhibit D and is incorporated by reference herein..

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B:	Press Release, dated March 7, 2019

Exhibit C:	Nomination Presentation, dated March 7, 2019

Exhibit D:	Form of Nominee Agreement

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2019

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Managing Member